525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax www.kattenlaw.com

June 13, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Michael McTiernan

Re:	Diamond Resorts International, Inc.

Amendment No. 5 to

Confidential Draft Registration Statement on Form S-1

Submitted May 21, 2013

CIK No. 0001566897

Dear Mr. McTiernan:

On behalf of our client Diamond Resorts International, Inc. (the “Company”), set forth below are responses to your letter of comment dated May 31, 2013 (the “Letter”) relating to the above-referenced Confidential Draft Registration Statement on Form S-1 (as amended and subsequently filed publicly, the “Registration Statement”). The comments from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed publicly-filed Registration Statement on Form S-1 (the “Public Filing”).

Enclosed for your convenience is the Public Filing, marked to show changes to Amendment No. 5 to the Confidential Draft Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on May 21, 2013. Please note that the Public Filing also reflects various minor changes to the Registration Statement.

We have the following responses to the Staff’s comments:

Dilution, page 57

1.	Please revise your table to disclose historical tangible book value and the effect of the reorganization transaction separately.

Response:

Based upon a conversation with Mr. Kevin Woody of the Staff, the Company understands that this comment was previously issued in the Staff’s letter to the Company dated February 21, 2013, and was previously addressed by the Company in its response to the Staff dated March 7, 2013. Accordingly, the Company understands that the Staff has withdrawn this comment.

AUSTIN     CENTURY CITY     CHARLOTTE     CHICAGO     HOUSTON     IRVING     LOS ANGELES

NEW YORK     ORANGE COUNTY     SAN FRANCISCO BAY AREA     SHANGHAI     WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Unaudited Pro Forma Financial Information, page 60

2.	Please disclose how you plan on accounting for the acquisition of Island One, the total purchase price, and a preliminary purchase price allocation.

Response:

The Registration Statement has been revised in the Public Filing beginning on page 61 to disclose how the Company plans on accounting for the acquisition of the Island One Companies (as such term is defined in the Registration Statement) and beginning on page 63 to provide an estimate of the total purchase price and a preliminary purchase price allocation for this acquisition.

3.	Please disclose how you plan on accounting for the acquisition of the PMR Service Companies. Given the nature of the assets being purchased as describe on page 52, please tell us whether the acquisition qualifies as an asset purchase or business combination. Additionally, please disclose the purchase price and preliminary purchase price allocation. If it is determined to be an asset purchase, please tell us why it is appropriate to include financial statements of the combined entities.

Response:

The Registration Statement has been revised in the Public Filing beginning on page 61 to disclose how the Company plans on accounting for the PMR Service Companies Acquisition (as such term is defined in the Registration Statement) and beginning on page 63 to provide an estimate of the total purchase price and a preliminary purchase price allocation for this acquisition. The Company advises the Staff that, pursuant to the PMR Service Companies Acquisition, it will acquire resort management agreements, accounting services agreements, billing and collection services agreements and other assets of the PMR Service Companies. The operations of the PMR Service Companies relating to, and the services provided under, these resort management agreements and services agreements proposed to be acquired represent substantially all of the PMR Service Companies’ business operations prior to the consummation of such transaction. Furthermore, the revenue-producing activity of the operations of the PMR Service Companies to be acquired will remain generally the same following the consummation of the transaction as they were prior to the transaction. In addition, as evident in the pro forma purchase price allocation, goodwill is expected to be present in this acquisition. Accordingly, the Company plans to account for the PMR Service Companies Acquisition as a business combination under ASC 805 in its consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition…, page 71

Results of Operations, page 76

4.	We note your disclosure that approximately $8.3 million of the increase in vacation interest cost of sales is estimated to be attributable to the 2011 change in estimate associated with using a weighted average point value per Collection rather than a calculated point per interval specific to each resort. In your amended filing, please include the required disclosure relating to a change in estimate in accordance with Topic ASC 250-10-50-4.

Response:

The Registration Statement has been revised in the Public Filing on page F-61 to include the required disclosure in the consolidated financial statements relating to a change in estimate in accordance with Topic ASC 250-10-50-4.

Liquidity and Capital Resources, page 103

5.	In your amended filing please remove your disclosure relating to management’s use of consolidated Adjusted EBITDA “as a measure of operating performance, because it does not include the impact of items that we do not consider indicative of our core operating performance.” We believe this disclosure conflicts with your presentation of Adjusted EBITDA, as defined in your notes indenture, as a liquidity measure.

Response:

The Registration Statement has been revised in the Public Filing on page 104 to remove the disclosure stating that management uses consolidated Adjusted EBITDA “as a measure of our operating performance, because it does not include the impact of items that we do not consider indicative of our core operating performance.”

We believe that the responses above fully address the comments contained in the Letter. If you have any questions regarding the Public Filing or the above responses, please contact the undersigned at 312-902-5493 or mark.wood@kattenlaw.com. Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Mark D. Wood
Mark D. Wood

Enclosures

cc:	David F. Palmer

C. Alan Bentley

Howard S. Lanznar

Lisa M. Gann

Jared T. Finkelstein

Kris F. Heinzelman

Joseph D. Zavaglia

Louise Dorsey

Kevin Woody

Shannon Sobotka

Kristina Aberg